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March 16, 2023	vedderprice.com
Cody J. Vitello Shareholder +1 312 609 7816 cvitello@vedderprice.com

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Floating Rate Income Fund (the “Registrant”)

File No. 811-21494

To the Commission:

On behalf of the Registrant, electronically transmitted herewith is the Registrant’s preliminary Proxy Statement on Schedule 14A pursuant to Section 14(a) of the Securities Exchange Act of 1934 (the “Proxy Statement”). The Proxy Statement is directed to holders of Taxable Fund Preferred Shares (“TFP Shares”) of the Registrant in connection with the Registrant’s annual shareholder meeting (the “Meeting”). At the Meeting, the Registrant’s common shareholders and holders of TFP Shares will be asked to consider a proposal relating to the merger of each of Nuveen Senior Income Fund (“Senior Income”), Nuveen Short Duration Credit Opportunities Fund (“Short Duration Credit Opportunities”) and Nuveen Floating Rate Income Opportunity Fund (“Floating Rate Income Opportunity”) with and into a wholly-owned subsidiary of the Registrant. Common shareholders of the Registrant, Senior Income, Short Duration Credit Opportunities and Floating Rate Income Opportunity are being solicited to vote on relevant proposals pursuant to a separate joint proxy statement/prospectus.

For the staff’s reference, please note that the transaction described in the Proxy Statement relates to the same transaction described in the Registrant’s Registration Statement on Form N-14 relating to the issuance of common shares in connection with the mergers, as filed on January 31, 2023 (Securities Act File No. 333-269484). Accordingly, the disclosures in the Proxy Statement are substantially the same as the similarly captioned sections in the Registration Statement on Form N-14, as filed on January 31, 2023.

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Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, and Vedder Price Pte. Ltd., which operates in Singapore.

March 16, 2023

Please contact the undersigned at (312) 609-7816 or Deborah Bielicke Eades at (312) 609-7661 if you have questions or comments regarding the filing.

Very truly yours,

/s/ Cody J. Vitello

Cody J. Vitello
Shareholder
CJV/enclosures